UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2012

Commission File Number 001-33722

NAM TAI ELECTRONICS, INC.

(Translation of registrant’s name into English)

Gushu Industrial Estate, Xixiang Baoan, Shenzhen People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-        .

Investor relations contact: Mr. Paul Lau E-mail: shareholder@namtai.com	FOURTH QUARTER NEWS RELEASE Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for Nam Tai press releases and financial statements.

NAM TAI ELECTRONICS, INC.

Q4 2011 Sales down 12.7%, Gross profit margin at 1.6%

Year 2011 Sales up 12.7%, Gross profit margin at 4.7%

SHENZHEN, PRC – February 13, 2012 – Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced its unaudited results for the fourth quarter ended December 31, 2011.

KEY HIGHLIGHTS

(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Yearly Results
	Q4 2011	Q4 2010	YoY(%)	2011	2010	YoY(%)
Net sales	$145,278	$166,498	(12.7)	$602,317	$534,420	12.7
Gross profit	$2,308	$14,226	(83.8)	$28,089	$51,294	(45.2)
% of sales	1.6%	8.5%	—	4.7%	9.6%	—
Operating (loss) income(a)	$(12,507)	$4,349	—	$(11,451)	$14,801	—
% of sales	(8.6%)	2.6%	—	(1.9%)	2.8%	—
per share (diluted)	$(0.28)	$0.10	—	$(0.26)	$0.33	—
Net (loss) income (a)(b) (c)	$(5,611)	$5,285	—	$505	$15,006	(96.6)
% of sales	(3.9%)	3.2%	—	0.1%	2.8%	—
Basic (loss) earnings per share	$(0.13)	$0.12	—	$0.01	$0.33	(97.0)
Diluted (loss) earnings per share	$(0.13)	$0.12	—	$0.01	$0.33	(97.0)
Weighted average number of shares (‘000)
Basic	44,804	44,804	—	44,804	44,804	—
Diluted	44,825	44,831	—	44,841	44,822	—

Notes:

(a)	Operating loss and net (loss) income of the three months and twelve months ended December 31, 2011 included $2.7 million and $3.0 million lay-off costs in relation to employee severance benefits in the Company’s Shenzhen operation and $3.0 million impairment loss on goodwill for both periods.
(b)	Net loss for the three months and net income for the twelve months ended December 31, 2011 included interest income of $0.6 million and $2.7 million, respectively, and exchange gain of $4.8 million and $8.2 million, respectively.
(c)	Net loss for the three months and net income for the twelve months ended December 31, 2011 included a deferred tax expense of $1.7 million and a deferred tax credit of $0.4 million arising from the tax losses of Wuxi operation, whereas the actual utilization of such deferred tax asset depends on future profit streams of that business.

In addition to the results in the table above determined in accordance with accounting principles generally accepted in the United States (“US GAAP”), management utilizes a measure of operating income / (loss), net income / (loss) and earnings (loss) per share on a non-GAAP basis that excludes certain income and expenses to better assess operating performance. Those non-GAAP financial measures exclude certain items, such as share-based compensation expenses and employee severance benefits in PRC subsidiaries. By disclosing the non-GAAP information, management intends to provide investors with additional information to analyze the Company’s performance, core results and underlying trends. Non-GAAP information is not determined using US GAAP; therefore, the information is not necessarily comparable to other companies and should not be used to compare the Company’s performance over different periods. Non-GAAP information should not be viewed as a substitute for, or superior to, net income/(loss) or other financial data prepared in accordance with US GAAP as measures of our operating results or liquidity. Users of this non-GAAP information should consider the types of events and transactions for which adjustments have been made. The table below provides a reconciliation of non-GAAP amounts to amounts reported under US GAAP.

GAAP TO NON-GAAP RECONCILIATION

(In millions of US Dollars, except for per share (diluted) and numbers of shares)

	Three months ended December 31,				Year ended December 31,
	2011		2010		2011		2010
	millions	per share (diluted)	millions	per share (diluted)	millions	per share (diluted)	millions	per share (diluted)
GAAP Operating (Loss) Income	$(12.5)	$(0.28)	$4.3	$0.10	$(11.5)	$(0.26)	$14.8	$0.33
Add back:
– Share-based compensation expenses(a)	—	—	0.1	—	0.1	—	0.1	—
– Employee severance benefits in PRC subsidiaries(b)	2.7	0.06	—	—	3.0	0.07	0.7	0.02
– Impairment loss on goodwill	3.0	0.07	—	—	3.0	0.07	—	—
Non-GAAP Operating (Loss) Income	$(6.8)	$(0.15)	$4.4	$0.10	$(5.4)	$(0.12)	$15.6	$0.35

GAAP Net (Loss) Income	$(5.6)	$(0.13)	$5.3	$0.12	$0.5	$0.01	$15.0	$0.33
Add back:
– Share-based compensation expenses(a)	—	—	0.1	—	0.1	—	0.1	—
– Employee severance benefits in PRC subsidiaries (after deducting tax) (b)	2.1	0.05	—	—	2.3	0.05	0.7	0.02
– Impairment loss on goodwill	3.0	0.07	—	—	3.0	0.07	—	—
Non-GAAP Net (Loss) Income	$(0.5)	$(0.01)	$5.4	$0.12	$5.9	$0.13	$15.8	$0.35

Weighted average number of shares – diluted (‘000)	44,825		44,831		44,841		44,822

Notes:

(a)	The share-based compensation expenses included approximately $0.1 million attributable to options to purchase 60,000 shares granted in the second quarter of 2011 to directors in accordance with the Company’s practice of making annual option grants to its directors upon their election for the ensuing year.
(b)	The expense represents employee benefit and severance arrangements in accordance with the PRC statutory severance requirements.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE FOURTH QUARTER OF 2011

1. Quarterly Sales Breakdown

(In thousands of US Dollars, except percentage information)

Quarter	2011	2010	YoY(%) (Quarterly)	YoY(%) (Quarterly accumulated)
1st Quarter	$161,896	$79,266	104.2	104.2
2nd Quarter	$147,705	$113,912	29.7	60.3
3rd Quarter	$147,438	$174,744	(15.6)	24.2
4th Quarter	$145,278	$166,498	(12.7)	12.7
Total	$602,317	$534,420

2. Breakdown of Net Sales by Product Segment (as a percentage of Total Net Sales)

	2011		2010
Segments	Q4 (%)	YTD (%)	Q4 (%)	YTD (%)
Key Components Assembly – Telecommunications (“TCA”)	94	88	79	75
Consumer Electronic and Communication Products (“CECP”)	6	12	21	25
	100	100	100	100

Prior to fiscal year 2010, the Company operated in three reportable segments—telecommunication components assembly (“TCA”), consumer electronics and communication products (“CECP”), and LCD products (“LCDP”). In 2010 we consolidated our business into two segments, TCA and CECP, following the merger of the Company’s LCDP and TCA segments. Our management reviews the segment results of TCA and CECP when allocating resources and assessing performance. The change in segment reporting was due to the following:

•	Most of the LCDP business has been LCD module assembly for telecommunication products since 2010,which is similar to the business operated by TCA; and

•	Since the merger, the combined segments can now be run by a single management team.

In view of the similarity of the products, the Company has merged the LCDP segment into the TCA segment. The segment information for 2010 time periods have been restated in order to conform to the change in presentation of segment reporting in 2011 in accordance with Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 280-10-50-34. The results of the former LCDP segment were included in the TCA segment in 2010. We continue to evaluate our segmentation on an ongoing basis. In reviewing our segmentation, we note that the Company discontinued CECP production for bluetooth headsets and calculators with two major box-built customers in the fourth quarter of 2010. Since the CECP segment has fallen below the threshold prescribed under FASB ASC 280-10-50-12, our management has decided to combine this segment with our TCA segment and we will not disclose separate CECP segment information starting in the first quarter of 2012. In addition, the Company’s Flexible Printed Circuit Board (“FPCB”) business is too small to be designated as a separate business segment.

3. Key Highlights of Financial Position

	As at December 31,
	2011	2010
Cash on hand*	$118.5 million	$228.1 million
Ratio of cash to current liabilities	1.14	1.98
Current ratio	2.12	2.93
Ratio of total assets to total liabilities	3.38	3.86
Return on equity	0.2%	4.5%
Ratio of total liabilities to total equity	0.42	0.35
Debtors turnover	45 days	51 days
Inventory turnover	20 days	22 days
Average payable period	53 days	64 days

Note:

*	The Company’s cash position decreased significantly in 2011 due to increased investment of $65 million in LCM module assemblies, increased fixed deposits maturing over three months of $34.8 million and cash dividend paid of $9 million.

OPERATING RESULTS

Net sales in the fourth quarter of 2011 were $145.3 million, down 12.7% from net sales of $166.5 million in the same quarter of 2010. Gross profit of $2.3 million in the fourth quarter of 2011 decreased by 83.8% from $14.2 million in the same quarter last year. Gross profit margin in the fourth quarter of 2011 decreased to 1.6%, down from 8.5% in the fourth quarter of 2010. The gross profit margin decrease was mainly due to three factors. First, changes in our product mix. We have discontinued production of box-built products with higher gross margin, such as Bluetooth headset and calculators. Consistent with our long-term business strategy, the Company is narrowing its focus to higher-growth, lower-margin business opportunities, such as key component assembly for telecommunication products, which leverage the Company’s core strengths. Second, labor costs continues to increase due to year on year wage inflation in China. Currently the monthly labor cost package for 2012 is approximately $1,200, 23% increase from 2011. Furthermore, the depreciation on US dollars against Renminbi also affects our bottom line, as a major portion of the Company’s income is denominated in US dollars. Conversely, our operating costs are mainly denominated in Renminbi. Recent appreciation in Renminbi has increased the cost of sales and operating expenses, and negatively impacted net profits. In addition, in early December 2011, we experienced a labor strike of approximately 1,200 employees due to dissatisfaction with the 23% increase in our wage package for 2012. Accordingly, the Company paid out $2.7 million in lay-off costs for employee severance benefits. Third, startup costs and operating losses at the Company’s facility in Wuxi continued to accrue although our Wuxi facility was completed in 2009 and began manufacturing and assembling flexible printed circuit boards in 2010. We anticipate that LCM project startup cost and operating losses will continue, as we prepare to commence mass production, which we currently anticipate beginning as early as March 2012. Additionally, our FPC business is not yet breakeven and continues to incur losses.

Lower gross margins resulted in an operating loss of $12.5 million in the fourth quarter of 2011, down from operating income of $4.3 million in the fourth quarter of 2010, which includes lay-off costs of $2.7 million and goodwill impairment loss of $3.0 million. Net loss of $5.6 million in the fourth quarter of 2011 compares with net income of $5.3 million in the fourth quarter of 2010, and includes a currency exchange gain of $4.8 million.

For the year ended December 31, 2011, our net sales were $602.3 million, an increase of 12.7% as compared to $534.4 million for the year ended December 31, 2010. The Company’s gross profit margin was 4.7% as compared to 9.6% for 2010. Gross profit was $28.1 million, down 45.2% as compared to

$51.3 million last year. Operating loss for 2011 was $11.5 million, compared to operating income of $14.8 million last year. Our net income for 2011 was $0.5 million, or $0.01 per share (diluted), as compared to net income of $15.0 million, or $0.33 per share (diluted), last year.

EXPANSION PROJECTS

The Company has two separate site-expansion projects in progress, one in Shenzhen and one in Wuxi. Both projects are critical to the Company’s future growth and both depend upon the prompt action and cooperation of the local PRC government.

As of the date of this release, the raw land in Guangming Hi-Tech Industrial Park, Shenzhen, PRC, has not yet been delivered to the Company. This facility is located approximately 30 minutes driving distance from existing facilities in Gushu, Shenzhen and one hour driving distance from Hong Kong. Although the Company fully paid for the land use rights for this land five years ago and additionally compensated farmers occupying the land, the local Government has not yet indicated when the land will be released. In the fourth quarter of 2011, the Company held a meeting with local government officials and they apologized for the delay. However they also indicated that the delivery may be further delayed to allow more time to resolve the dispute with the local farmers who originally owned the land. The Company is actively working with local government officials to resolve this matter.

The other expansion project involves the acquisition of land use rights for approximately 500,000 square feet of raw land adjacent to the Company’s operational manufacturing facility in Wuxi in order to construct structures, such as dormitories, canteens, labor activity centers, research laboratories, testing and training centers and additional production facilities, to support operations at the Wuxi manufacturing facility. The local Wuxi government has indicated that it strongly supports the Company’s planned expansion and development. However, the project was delayed in the fourth quarter of 2011 while revisions were made to the Company’s expansion plans to conform with recently identified zoning and environmental regulations restricting usage of the land originally under consideration. We will continue to follow up with Wuxi government in this regard.

Non-GAAP Financial Information

Non-GAAP operating loss for the fourth quarter of 2011 was $6.8 million, or a negative $0.15 per share (diluted), compared to Non-GAAP operating income of $4.4 million, or $0.10 per share (diluted) in the fourth quarter of 2010. Non-GAAP net loss for the fourth quarter of 2011 was $0.5 million or a negative $0.01 per share (diluted), compared to Non-GAAP net income of $5.4 million, or $0.12 per share (diluted), in the fourth quarter of 2010.

COMPANY OUTLOOK

The Company sustained a year-over-year revenue growth of 12.7% for 2011 when compared with 2010. The Company has identified significant revenue growth opportunities assembling telecommunication product LCD modules for Japanese multinational corporations (MNCs) that supply global customers. The Company is well-positioned to benefit from this expected trend and plans to increase manufacturing capacity for telecommunications subassemblies in Wuxi and in Shenzhen in our two capital investment projects.

In the fourth quarter of 2011, the Company almost completed its first project which involved investing about $70 million in LCD module manufacturing equipment and facilities in the Wuxi site.

The capacity expansion resulting from the Company’s investment program in this project is expected to be completed by the end of the first quarter 2012. Mass production of this project had been delayed until March 2012, subject to verification and validation that product designs and all components meeting end- customer specifications.

The Company’s second major project, an additional investment in LCD module manufacturing equipment and facilities in the Shenzhen site of about $60 million, is expected to commence in February 2012 and expected to be completed within 5 months, with sample testing starting in March 2012 and mass production scheduled to start in July 2012. According to customer forecast information currently available, the Company remains confident in its goal to achieve close to double the level of revenue in 2012 that was achieved in 2011. The success of both projects, however, remains subject to a number of contingencies out of our control. It is important to note that customers do not guarantee the utilization of the invested capacity and may stop any prior orders at anytime. The Company will continue to discuss how to receive compensation from customers if the aforesaid event happens.

The LCD module assembly business is expected to be highly competitive. The increase in sales revenue may not relieve the pressure on profit margins completely. Continuing inflation in China and appreciation of the PRC Renminbi are expected to further increase overhead and cost pressure on margins, necessitating ongoing cost control measures to sustain profitability. The issue of labor shortages in China is also a critical risk for the Company to recruit adequate workers and experienced management staff.

PAYMENT OF QUARTERLY DIVIDENDS FOR 2011 AND 2012

As announced on November 1, 2010, the Company set payment of quarterly dividends for 2011. All quarterly dividends scheduled for payment in 2011 were paid as scheduled. The following table repeats and updates the previously announced schedule for declaration and payment of quarterly dividends in 2011.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2011	December 31, 2010	January 20, 2011	$0.05	PAID
Q2 2011	March 31, 2011	April 20, 2011	$0.05	PAID
Q3 2011	June 30, 2011	July 20, 2011	$0.05	PAID
Q4 2011	September 30, 2011	October 20, 2011	$0.05	PAID
Total for Full Year 2011			$0.20

As announced on October 31, 2011, the Company set payment of quarterly dividends for 2012. The dividends for Q1 2012 were paid on January 20, 2012. The following table repeats and updates the previously announced schedule for declaration and payment of quarterly dividends in 2012.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2012	December 31, 2011	January 20, 2012	$0.07	PAID
Q2 2012	March 31, 2012	April 20, 2012	$0.07
Q3 2012	June 30, 2012	July 20, 2012	$0.07
Q4 2012	September 30, 2012	October 20, 2012	$0.07
Total for Full Year 2012			$0.28

The Company’s decision to continue dividend payments in 2012 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared will depend upon the Company’s future growth and earnings, of which there can be no assurance, and the Company’s cash flow needs for future expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2012, what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

PROPOSED SCHEDULE OF RELEASE OF QUARTERLY FINANCIAL RESULTS FOR 2012

Announcements of Financial Results

Quarter	Date of release
Q1 2012	April 30, 2012 (Mon)
Q2 2012	August 6, 2012 (Mon)
Q3 2012	November 5, 2012 (Mon)
Q4 2012	February 4, 2013 (Mon)

ANNUAL GENERAL MEETING

The 2012 Annual General Meeting will be held on Wednesday, June 6, 2012 at 11:30 a.m. (Pacific Daylight Time) in the same location at the Mandarin Oriental Hotel, 222 Sansome Street, San Francisco, CA 94104, United States. More detailed information of the AGM will be disclosed in Proxy Statement which will be released in early May 2012.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in these forward-looking statements as a result of a number of factors, including: a deterioration of the markets for the Company’s customers’ products and the global economy as a whole, which could negatively impact the Company’s revenue and the ability of the Company’s customers to confirm prior orders or pay for the Company’s products; customer bankruptcy filings; the sufficiency of the Company’s cash position and other sources of liquidity to operate its business; the negative effects of increased competition on the Company’s revenues and margins; a further delay in the Company’s ability to take possession of land for development of additional production facilities, continued inflation of the Renminbi against the US dollar; rising labor costs in China, changes in the labor supply and labor relations; and one or more of the factors discussed in “Item 3. Key Information — Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 as filed on March 16, 2011 with the Securities and Exchange Commission

The words “believe,” “may,” “will,” “project,” “continue,” “anticipate,” “intend,” “expect,” and similar words are intended to identify forward-looking statements. Forward-looking statements include both the express and implied statements made in “Expansion Projects,” “Company Outlook” and elsewhere in this news release, particularly statements regarding: management’s intention to focus its business on key components assembly for telecommunication products and expectations expressed regarding the action and cooperation of the local PRC government as to our expansion projects in Shenzhen and Wuxi; the expansion of our manufacturing capacity to meet the growing demand for LCD modules we anticipate; the development of new product segments and new customer bases; the perception of increasing inflation and appreciation of PRC Renminbi; and the Company’s ability to control costs and to invest in new technology.

For further information regarding risks and uncertainties associated with Nam Tai’s business, operating results or financial condition, please refer to the “Operating and Financial Review and Prospects,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Risk Factors” sections of Nam Tai’s SEC filings, including, but not limited to, its annual reports on Form 20-F and Reports on Form 6-K containing releases of Nam Tai’s quarterly financial results, copies of which may be obtained from Nam Tai’s website at http://www.namtai.com or from the SEC’s EDGAR website at http://www.sec.gov.

All information in this press release is as of February 13, 2012 in Shenzhen of the People’s Republic of China except as otherwise indicated. Nam Tai does not undertake any duty, and should not be expected, to update any forward-looking statement to conform the statement to actual results or changes in Nam Tai’s expectations, unless so required by law. Readers are cautioned not to place undue reliance on these forward-looking statements. The inclusion of any statement in this release does not constitute an admission by the Company or any other person that the events or circumstances described in such statements are material.

ABOUT NAM TAI ELECTRONICS, INC.

We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications, consumer electronic, medical and automotive products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD modules, FPC subassemblies and image-sensor modules and PCBAs. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

Nam Tai Electronics, Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol “NTE”). All the Company’s operations are located in the People’s Republic of China.

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE PERIODS AND YEARS ENDED DECEMBER 2011 AND 2010

(In Thousands of US Dollars except share and per share data)

	Three months ended December 31		Year ended December 31
	2011	2010	2011	2010
Net sales	$145,278	$166,498	$602,317	$534,420
Cost of sales	142,970	152,272	574,228	483,126

Gross profit	2,308	14,226	28,089	51,294

Costs and expenses
General and administrative expenses(1)	9,552	6,956	27,325	25,232
Selling expenses	1,474	1,401	5,902	5,504
Research and development expenses	838	1,520	3,362	5,757
Impairment loss on goodwill	2,951	—	2,951	—

	14,815	9,877	39,540	36,493

Operating (loss) income	(12,507)	4,349	(11,451)	14,801

Other income (expenses) , net(2)	5,781	1,095	9,760	3,972
Interest income	609	459	2,728	1,484

(Loss) income before income tax	(6,117)	5,903	1,037	20,257
Income tax credit (expenses)	506	(618)	(532)	(5,251)

Net (loss) income	$(5,611)	$5,285	$505	$15,006

(Loss) income per share		—
Basic	$(0.13)	$0.12	$0.01	$0.33

Diluted	$(0.13)	$0.12	$0.01	$0.33

Weighted average number of shares (‘000)
Basic	44,804	44,804	44,804	44,804
Diluted	44,825	44,831	44,841	44,822

Notes:

(1)	General and administrative expenses in the fourth quarter of 2011 included employee severance benefits of $2.7 million and restructuring costs in relation to employee severance benefits in the Company’s Shenzhen operation.
(2)	Other income in the fourth quarter of 2011 included exchange gain of $4.8 million mainly due to the continuing appreciation of RMB against USD during this quarter and other income for the year ended December 31, 2011 included exchange gain of $8.2 million mainly due to the continuing appreciation of RMB against USD during this year.

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2011 AND DECEMBER 31, 2010

(In Thousands of US Dollars)

	December 31	December 31
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$118,510	$228,067
Fixed deposits maturing over three months	34,825	—
Accounts and notes receivable, net	74,469	74,176
Inventories	31,856	29,058
Prepaid expenses and other receivables	19,926	5,719
Deferred tax assets – current	4,899	376
Income tax recoverable	—	105

Total current assets	284,485	337,501

Property, plant and equipment, net	149,314	88,895
Land use rights	11,981	12,264
Deposits for property, plant and equipment	4,543	477
Goodwill	—	2,951
Deferred tax assets-non current	6,438	8,423
Other assets	982	269

Total assets	$457,743	$450,780

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$83,055	$84,590
Accrued expenses and other payables	38,286	17,484
Notes payable	268	—
Dividend payable	12,545	8,961
Income tax payable	4	4,232

Total current liabilities	134,158	115,267
Deferred tax liabilities	1,379	1,379

Total liabilities	135,537	116,646

EQUITY
Nam Tai shareholders’ equity:
Common shares	448	448
Additional paid-in capital	287,055	286,943
Retained earnings	34,711	46,751
Accumulated other comprehensive loss	(8)	(8)

Total shareholders’ equity	322,206	334,134

Total liabilities and shareholders’ equity	$457,743	$450,780

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS AND YEARS ENDED DECEMBER 31, 2011 AND 2010

	Three months ended December 31		Year ended December 31
	2011	2010	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES

Net (loss) income	$(5,611)	$5,285	$505	$15,006
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization of property, plant and equipment and land use rights	2,808	5,325	16,068	24,468
Impairment loss on goodwill	2,951	—	2,951	—
Loss (gain) on disposal of property, plant and equipment	186	71	231	(1,218)
Share-based compensation expenses	—	95	112	95
Deferred income taxes	101	(1,988)	(2,538)	(2,577)
Unrealized exchange gain	(1,642)	(623)	(4,134)	(2,235)
Changes in current assets and liabilities:
(Increase) decrease in accounts receivable	(6,239)	15,562	(293)	(16,265)
Increase in inventories	(2,823)	(184)	(2,798)	(13,004)
(Increase) decrease in prepaid expenses and other receivables	(8,967)	77	(14,207)	(2,434)
Decrease (increase) in income tax recoverable	108	(105)	105	(105)
Increase (decrease) in notes payable	268	—	268	(691)
Increase (decrease) increase in accounts payable	4,077	(15,232)	(1,535)	25,923
Increase in accrued expenses and other payables	3,879	2,089	4,173	4,354
(Decrease) increase in income tax payable	(2,099)	297	(4,228)	3,576

Total adjustments	(7,392)	5,384	(5,825)	19,887

Net cash (used in) provided by operating activities	$(13,003)	$10,669	$(5,320)	$34,893

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(38,111)	(1,127)	(59,858)	(6,295)
Decrease (increase) in deposits for purchase of property, plant and equipment	16,421	(404)	(4,066)	(445)
Increase in other assets	(607)	—	(713)	—
Proceeds from disposal of property, plant and equipment	52	—	52	2,054
(Increase) decrease in fixed deposits maturing over three months	(437)	—	(34,825)	12,903

Net cash (used in) provided by investing activities	$(22,682)	$(1,531)	$(99,410)	$8,217

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(2,240)	$—	$(8,961)	$—

Net cash used in financing activities	$(2,240)	$—	$(8,961)	$—

Net (decrease) increase in cash and cash equivalents	(37,925)	9,138	(113,691)	43,110

Cash and cash equivalents at beginning of period	154,793	218,306	228,067	182,722

Effect of exchange rate changes on cash and cash equivalents	1,642	623	4,134	2,235

Cash and cash equivalents at end of period	$118,510	$228,067	$118,510	$228,067

NAM TAI ELECTRONICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED DECEMBER 31, 2011 AND 2010

(In Thousands of US Dollars)

1.	Accumulated other comprehensive loss represents foreign currency translation adjustments. The comprehensive income was $505 and $15,006 for the twelve months ended December 31, 2011 and 2010, respectively.

2.	Business segment information – The Company operates primarily in two segments, Key Components Assembly – Telecommunications (“TCA”) segment and the Consumer Electronic Communication Products (“CECP”) segment.

	Three months ended December 31		Year ended December 31
	2011	2010	2011	2010
NET SALES :
- TCA	$135,912	$132,312	$527,894	$401,259
- CECP	9,366	34,186	74,423	133,161

Total net sales	$145,278	$166,498	$602,317	$534,420

NET (LOSS) INCOME :
- TCA	$(4,949)	$3,467	$377	$6,617
- CECP	1,627	3,821	3,985	13,969
- Corporate	(2,289)	(2,003)	(3,857)	(5,580)

Total net (loss) income	$(5,611)	$5,285	$505	$15,006

	Unaudited Dec. 31, 2011	Audited Dec. 31, 2010
IDENTIFIABLE ASSETS BY SEGMENT:
- TCA	$278,970	$197,083
- CECP	45,858	55,569
- Corporate	132,915	198,128

Total assets	$457,743	$450,780

NAM TAI ELECTRONICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED DECEMBER 31, 2011 AND 2010

(In Thousands of US Dollars)

3. A summary of the net sales, net income and long-lived assets by geographic areas is as follows:

	Three months ended December 31		Year ended December 31
	2011	2010	2011	2010
NET SALES FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao:
Unaffiliated customers	$145,278	$166,498	$602,317	$534,420
Intercompany sales	133	511	945	1,222

- Intercompany eliminations	(133)	(511)	(945)	(1,222)

Total net sales	$145,278	$166,498	$602,317	$534,420

NET (LOSS) INCOME FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao	$(2,798)	$6,856	$6,870	$20,154
- Hong Kong & Macao	(2,813)	(1,571)	(6,365)	(5,148)

Total net (loss) income	$(5,611)	$5,285	$505	$15,006

	Dec. 31, 2011	Dec. 31, 2010
LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong and Macao	$156,709	$101,014
- Hong Kong	4,586	145

Total long-lived assets	$161,295	$101,159

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.

Date February 13, 2012	By:	/s/ M. K. Koo

	Name:	M. K. Koo
	Title:	Executive Chairman and Chief Financial Officer